mwe.com

October 5, 2021

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Deanna Virginio
Celeste Murphy Jenn Do Lynn Dicker

Re:	AirSculpt Technologies, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted September 13, 2021 CIK No. 0001870940

Dear Ms. Virginio:

On behalf of AirSculpt Technologies, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 28, 2021 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to the draft Registration Statement on Form S-1 (CIK No. 0001870940) confidentially submitted by the Company on September 13, 2021 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in bold, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement, submitted on the date hereof, where the revised language addressing a particular comment appears.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted September 13, 2021

Letter from the Founder and CEO, page iii

1.	We note the reference to "[y]our FDA-approved handpiece." Please revise to clarify, if true, that the FDA-approved handpiece is owned by a third party.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page iii of the revised Registration Statement.

Please contact me at 202 756 8161 if you have any questions or require any additional information in connection with this letter or the Company’s submission of the revised Registration Statement.

Sincerely,

/s/ Thomas P. Conaghan

cc: Dr. Aaron Rollins, Chief Executive Officer